Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Investment Plan:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-120878 and 333-198332) on Form S-8 of The Mosaic Company of our report dated June 26, 2015 with respect to the statements of net assets available for benefits of the Mosaic Investment Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Mosaic Investment Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 26, 2015